November 5, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block, Esq.

Attorney-Advisor

Re:	Euronav NV

Registration Statement on Form F-4

CIK No. 0001604481

Registration No. 333-198626

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-4 (the “Draft F-4 Registration Statement”) of Euronav NV (the “Company”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on May 6, 2014, in connection with the Company’s proposed exchange offer, through which the Company will offer to exchange all of its outstanding unregistered ordinary shares issued in Belgium (not including the ordinary shares held by affiliates of the Company) (the “Exchange Offer”). By letter dated May 30, 2014, (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft F-4 Registration Statement. The first amended draft registration statement on Form F-4 (the “Amended Draft F-4 Registration Statement”), which responded to the Staff’s comments contained in the Comment Letter, was submitted to the Commission for confidential review on August 1, 2014. On August 18, 2014, the Staff provided the Company with its comments to the Amended Draft F-4 Registration Statement (the “Second Comment Letter”). The Company’s registration statement on Form F-4 (the “Form F-4 Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was publicly filed with the Commission via EDGAR on September 8, 2014. By letter dated September 24, 2014, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Form F-4 Registration Statement. The Company’s first amended registration statement on Form F-4 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Third Comment Letter, is today being publicly filed with the Commission via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter.

U.S. Securities and Exchange Commission

November 5, 2014

Exhibit 23.6

1.	Please revise this consent to refer to the section in the prospectus entitled “Overview of the Offshore Oil and Gas Industry” as opposed to “Overview of the Oil and Gas Industry” and re-file.

In response to the Staff’s comment, the Company has filed a revised consent of Energy Maritime Associates as exhibit 23.5.

The Company supplementally advises the Staff that it has made corresponding changes to harmonize this Amended Registration Statement with the Company’s revised Registration Statement on Form F-1 (File No. 333-198625).

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If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe